SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of April, 2006

Copa Holdings, S.A.
(Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
 (Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:	Press Release - COPA AIRLINES REPORTS AN ON-TIME PERFORMANCE OF 92.31% FOR FIRST QUARTER 2006

Copa Airlines Reports an On-Time Performance of 92.31% for First Quarter 2006

Airline’s Rate is One of the Best in the Industry

          PANAMA CITY, April 17 /PRNewswire-FirstCall/ -- Copa Airlines today reported an on-time performance of 92.31 percent for first quarter 2006, one of the best in the airline industry worldwide.  In addition, during this same period, the airline’s operational completion rate was 99.7 percent, including both Panama and the other destinations where Copa flies.

          “Because our passengers’ time is very valuable, we strive to reach the highest levels of on-time performance and flight completion,” said Jorge Garcia Icaza, Commercial Vice President, Copa Airlines.  “Our high on-time performance levels are a product of the efficient functioning of our Hub of the Americas in Panama City, Panama; our modern fleet; our well-coordinated operations, and above all, a staff dedicated to providing our customers a world-class service.”

          Copa Airlines, a subsidiary of Copa Holdings, S.A. (NYSE: CPA), is one of the leading passenger airlines in Latin America.  Operating from its strategic location at the Hub of the Americas in the Republic of Panama, Copa currently offers approximately 92 daily scheduled flights to 30 destinations in 20 countries in North, Central and South America and the Caribbean.  In addition, Copa provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines.  Copa and Continental also share a strategic alliance partnership that includes joint participation in Continental’s award-winning frequent flyer program, OnePass.  Copa Airlines offers nonstop service to Panama City from four U.S. cities:  daily from New York City, twice daily from Miami, daily from Los Angeles, and four times a week from Orlando. For more company information, visit http://www.copaair.com .

          CPA-G
SOURCE  Copa Airlines
          -0-          04/17/2006
          /CONTACT:  Paola Valdes, Panama, +011-507-304-2927, or Michelle Mayorga, U.S., +1-210-266-2926, both for Copa Airlines/
          /First Call Analyst: /
          /FCMN Contact: jputaturo@copaair.com /
          /Web site:  http://www.copaair.com /

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.

(Registrant)
Date: 04/17/2006
	By:	/s/ Victor Vial

	Name:	Victor Vial
	Title:	CFO